Exhibit 12.1

CALCULATION OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES AND RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Nine months ended	Year ended
	September 30,	December 31,
	2017	2016	2015	2014
(Dollars in thousands)
Pre-tax loss	$(61,268)	$(208,413)	$(147,085)	$(64,385)
Add: Fixed charges, as calculated below	4,924	84,565	30,802	34,118
Total loss available for fixed charges	$(56,344)	$(123,848)	$(116,283)	$(30,267)

Fixed Charges:
Interest Expense	$4,499	$72,634	$27,160	$28,911
Amort./loss on extinguishment of Debt	-	11,176	2,934	4,579
Interest on rent expense	425	755	708	628
Total of Fixed Charges	$4,924	$84,565	$30,802	$34,118
Ratio of earnings to fixed charges (1)	N/A	N/A	N/A	N/A
Deficiency of earnings to fixed charges	$(61,268)	$(208,413)	$(147,085)	$(64,385)
Preferred stock dividend requirements	$(1,428)	$(21,733)	$-	$-
Ratios of earnings to combined fixed charges and preferred stock dividends (1)	N/A	N/A	N/A	N/A
Deficiency of earnings available to cover fixed charges and preferred stock dividend requirements	$(62,696)	$(230,146)	$(147,085)	$(64,385)

(1)  The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net loss plus fixed charges. Fixed charges consist of interest expense including an estimate of interest expense within rental expense that is considered by us to be a reasonable approximation of the interest factor, which is 10.375%. Our earnings were insufficient to cover total fixed charges and total combined fixed charges and preferred stock dividends in all periods presented, and therefore we are unable to disclose a ratio of earnings to fixed charges and a ratio of earnings to fixed charges and preferred stock dividends for all periods presented.